Sub-Item 77C: Submission of matters to a vote of security holders

Shareholder Meeting Results
The following proposal was addressed at a Special Meeting of Shareholders held on July 30, 2010.
Shareholders of The Hartford Income Shares Fund, Inc. (the "Acquired Fund") addressed the following proposal at a special meeting held on July 30, 2010. Sufficient votes to act upon the proposal were not received and the meeting has been adjourned until October 12, 2010.

1. To consider and vote on a reorganization pursuant to an Agreement and Plan of Reorganization, providing for the acquisition of the assets and the liabilities of the Acquired Fund by Rivus Bond Fund, a diversified, closed-end management investment company advised by Cutwater Asset Management Corp., solely in exchange for shares of the Rivus Bond Fund.

Fund      For   Against  Abstain
The Hartford Income Shares Fund, Inc.  8,471,209.809  1,573,719.271  299,299.145